Exhibit 99.2

2025 . 2 . Resolved as a special resolution, that subject to (i) the Increase of Authorized Share Capital taking effect and (ii) the sol e shareholder of th e class B ordinary shares of th e Compa ny consentin g t o th e variatio n of class rights of suc h class B ordin ary shares i n accordanc e wit h th e Secon d Amende d an d Restated Memorandum an d Articles of Associatio n of th e Compa ny as ado p te d by specia l resol u tio n passe d o n May 3 0 2024 (“Current MAA”), th e propose d Thir d Amende d an d Restated Memorandum an d Articles of Associatio n of th e Compan y , i n the form attache d as Annex A t o th e proxy statement, b e adopt ed by th e Compa ny i n its entirety an d i n substitutio n for an d t o the exclusio n of th e Current MAA wit h immediat e effect . 3 . Resolved as an ordinary resolution that the Mega Matrix Inc . 2025 Equity Incentive Plan in the form set forth in Annex B to the proxy statement be approved and adopted in all respects MEGA MATRIX INC. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. 199355 Mega Matrix Corp. Proxy Card Rev5 Front YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK YYY EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  CONTROL NUMBER Signature Signature, if held jointly Date , 2025 When signing as attorney, executor, whether or not you plan to attend the Special Shareholder Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self - addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com. PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3. Please mark like this X your votes 1. RESOLVED as an ordinary resolution FOR AGAINST ABSTAIN that the authorized share capital of the Company be increased from US $ 120 , 000 , divide d int o (i) 100 , 000 , 00 0 class A ordin ary shares of par valu e US $ 0 . 0 01 each, (ii) 10 , 000 , 00 0 class B ordi nary shares of par valu e US $ 0 . 00 1 each, an d (iii) 10 , 000 , 00 0 preferre d shares of par valu e US $ 0 . 00 1 each, to US $ 1 , 1 10 , 000 , divide d into : (i) 1 , 000 , 000 , 00 0 class A ordin ary shares of par valu e US $ 0 . 00 1 each, (ii) 50 , 000 , 00 0 class B ordinary shares of par valu e US $ 0 . 00 1 each, (iii) 50 , 000 , 0 00 class C ordinary shares of par valu e US $ 0 . 00 1 each, an d (iv) 10 , 000 , 00 0 preferre d shares of par valu e US $ 0 . 00 1 each, by a n additio n of 900 , 000 , 00 0 class A ordinary shares of par value US $ 0 . 00 1 each, an d 40 , 000 , 0 00 class B ordinary shares of par valu e US $ 0 . 00 1 each, an d th e creatio n of a ne w shar e class comprisin g of 50 , 000 , 00 0 class C ordinary shares of par value US $ 0 . 00 1 each, wit h th e rights an d privileges as set out i n the propose d Thir d Amende d an d Restate d Memorandum and Articles of Associatio n of th e Company (“Increas e of Authoriz ed Shar e Capital”) wit h immediat e effect . FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on August 14 , 2025 .

2025 199355 Mega Matrix Corp. Proxy Card Rev5 Back Inc. (the “Company”) hereby nominates, constitutes and appoints Yucheng Hu , the Chairman of the Company and/or Qin (Carol) Wang , the Chief Financial Officer of the Company, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the 2025 Extraordinary General Meeting of the Company to be held at Level 21 , 88 Market Street, CapitaSpring, Singapore 048948 , on August 15 , Friday, 2025 , at 10 : 30 a . m . (Singapore local time), and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of the Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters on reverse side . The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof . THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S) . IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 , 2 , AND 3 . (Continued and to be marked, dated and signed, on the other side) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS MEGA MATRIX INC. KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Mega Matrix  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  PROXY CARD